Exhibit 99.2


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                                  Press release
November 4, 2004
No : 23 - 2004



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For further information, please contact:
SCOR

Godefroy de Colombe+ 33 (0)1 46 98 73 50 - Director for Public Affairs
Jim Root           + 33 (0)1 46 98 73 63 - Director for Financial Communications
Stephane Le May    + 33 (0)1 46 98 70 61 - Investor Relations Officer

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                    SCOR Group Results at September 30, 2004
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                    Consolidated net income: EUR 54.3 million

                Gross premiums written: EUR 1,978 million (-35%)

      o Gross written premiums: EUR 1,978 million (-35% compared to the first nine months of 2003)
      o Operating income: EUR 65 million (versus EUR -283 million for the first nine months of 2003)
      o Consolidated net income: EUR 54.3 million (versus EUR -349 million for the first nine months of 2003)
      o  Combined ratio for the Non-Life  business:  102.5% (versus 123.1%
         for the first nine months of 2003)
      o Exceptional climatic events which occurred during the third quarter of 2004 had a cost of EUR 35.5 million. Excluding the impact of these exceptional climatic events, the combined ratio for the Non-Life business is 99.2% for the first nine months of 2004.
      o Group shareholders' equity: EUR 1,463 million at September 30, 2004 (+84% compared to September 30th, 2003)
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The  November  3, 2004  Board of  Directors  meeting  chaired  by Denis  Kessler approved the financial statements at September 30, 2004.

1. The results for the first nine months of 2004 reflected steady improvement in the technical quality of the Group's underwriting

Operating income for the first nine months of 2004 amounted to EUR 65 million, compared with EUR -283 million for the first nine months of 2003.

Income before tax, goodwill amortization and minority interests amounted to EUR 113 million for the first nine months of 2004, versus EUR -214 million for the first nine months of 2003.

Consolidated net income for the first nine months of 2004 came to EUR 54.3 million, compared with EUR -349 million for the first nine months of 2003.

Operating cash flow for the first nine months of 2004 is EUR -183 million. This reflects the negative operating cash flows registered in the wake of the significant reduction of underwriting in the United States and the cessation of underwriting in Bermuda. In addition, an important commutation amounting to EUR 66 million finalized in the third quarter in the United States as well as the commutations which took place in the second quarter at CRP (cf. Press Release No. 20-2004) weighed upon the cash flow of the first nine months of 2004. Nevertheless, the operating cash flow remains positive for the Life reinsurance business and the Non-Life reinsurance business in Europe and Asia.

Technical reserves net of retrocession decreased by EUR 39 million, or a marginal 0.4% between December 31, 2003 and September 30, 2004, to EUR 9,727 million.

The group share of adjusted shareholders' equity totaled EUR 1,463 million as of September 30, 2004, up from EUR 704 million on December 31, 2003 and from EUR 794 million on September 30, 2003.

2. Business in the first nine months of 2004 is in line with forecasts

Gross premiums written in the first nine months of 2004 totaled EUR 1,978 million, in line with forecasts. This is down 35% from EUR 3,038 million for the first nine months of 2003. This decrease is essentially explained by the expected reduction in premiums issued by the Large Corporate Accounts branch due to rigorous underwriting and the SCOR Group's ratings, as well as a one-off transaction in Life reinsurance booked in the first quarter of 2003.

The Non-Life Reinsurance business (Property and Casualty, Large Corporate Accounts and Credit and Surety) generated gross premium income of EUR 1,032 million in the first nine months of 2004, down 45% relative to the first nine months of 2003.

The underwriting result (operating income before overhead expenses and investment income) came to EUR 58.8 million for the first nine months of 2004, a strong improvement compared to the first nine months of 2003 (EUR -318 million). It has nevertheless been impacted by an amount of EUR 30.5 million for the cost of the climatic catastrophes that occurred during the third quarter of 2004 (refer to press release no 22-2004) in the United States and the Caribbean (hurricanes Charley, Frances and Ivan), as well as in Asia (typhoons Chaba, Songda and flood Rananim). SCOR has furthermore booked a provision of EUR 5 million in the third quarter of 2004 for hurricane Jeanne. In total, the cost of these climatic events amounts to EUR 35.5 million.

The net combined ratio for the Non-Life Reinsurance business is 102.5% for the first nine months of 2004, compared with 123.1% for the first nine months of 2003. Excluding these climatic catastrophes, the net combined ratio for the Non-Life Reinsurance business is 99.2% for the first nine months of 2004.

Operating income for the Non-Life Reinsurance business stood at EUR 43.2 million for the first nine months of 2004, compared with EUR -268 million in the first nine months of 2003. This operating income benefited from good technical performance, but was negatively affected by the exceptional climatic events and by reduced investment income (lower currency gains and lower proceeds from capital gains compared with the first nine months of 2003).

Technical reserves for the Non-Life Reinsurance business amount to EUR 5,756 million at September 30, 2004 versus EUR 6,236 million at December 31, 2003, down 7.7%, on account of significant liquidations in the US discontinued business.

The Life Reinsurance business (individual life and group life, health and long-term care, finance, accidents, disability, unemployment) posted gross premium income of EUR 945 million for the first nine months of 2004, down 17.9% from the first nine months of 2003. Excluding a one-off transaction of EUR 167 million underwritten in the first quarter of 2003, the decrease in gross premium income is only 4% compared to the first nine months of 2003.

Operating income of the Life Reinsurance business amounted to EUR 37.2 million for the first nine months of 2004, versus EUR 56.1 million in the first nine months of 2003, above the objective set for the year of 3% of net earned premiums.

Technical reserves for the Life Reinsurance business amount to EUR 3,720 million at September 30, 2004 versus EUR 3,212 million at December 31, 2003, up 15.8%. This progression reflects the underwriting developments over the course of the first nine months of 2004.

The Operating Result of Commercial Risk Partners ("CRP", which ceased underwriting in January 2003) is a loss of EUR 15.4 million in the first nine months of 2004, compared with a loss of EUR 71.4 million in the first nine months of 2003. This loss was due to a slowdown in investment income and to the re-evaluation in the third quarter of the reserves relating to the treaties of a cedent under US regulatory supervision.

CRP's technical reserves amounted to EUR 251 million at September 30, 2004, versus EUR 318 million at December 31, 2003, down 21%. This decrease is due to the payment of claims through drawing down of reserves and to the commutation policy of CRP.

Group overhead expenses come to EUR 137 million for the first nine months of 2004, down 10.2 % compared to the first nine months of 2003, excluding rent payments on the headquarters building sold in December 2003. The rent payment limits this decrease to 4.4%.

As of September 30, 2004, the Group employed 1,063 people, versus 1,209 people on September 30, 2003, a decrease of 12.1%.

3. Asset management in the first nine months of 2004

Investment income amounted to EUR 237 million in the first nine months of 2004, versus EUR 413 million in the first nine months of 2003. Income from ordinary investment activities came to EUR 218 million in the first nine months of 2004, compared with EUR 237 million in the first nine months of 2003. Proceeds from capital gains net of impairments came to EUR 17.3 million, down from EUR 95.3 million in the first nine months of 2003, while net currency gains amounted to EUR 2.3 million, versus EUR 80.7 million in the first nine months of 2003.

This contraction in investment income is explained by the EUR/USD currency matching policy of the Group in a less volatile foreign exchange market, the variations in interest rates affecting the bond portfolio and limiting the realization of capital gains and the lacklustre equity markets.

Investments (marked to market) amounted to EUR 10,013 million on September 30, 2004, up 14.1% from December 31, 2003. This consists of bonds (63%), cash equivalents (17%), cash deposits (12%), equities and equity interests (5%) and real estate investments (3%).

Unrealized capital gains are reflected in these investments and amounted to EUR 137 million on September 30, 2004, versus EUR 125 million on December 31, 2003. As of September 30, 2004, the equity and equity interests portfolio had unrealized capital gains of EUR 10.2 million, the bond portfolio showed an unrealized capital gain of EUR 80.1 million and real estate investments an unrealized capital gain of EUR 46.7 million.

4. Commutation on the US discontinued business

During the third quarter of 2004, the Group finalized a significant commutation on its portfolio of US discontinued business for an amount EUR 66 million. This commutation has no impact on the Group's results.

                                        *
                                    *       *

5. Key consolidated figures



                                   -----------------------------------------------------------
In EUR Million                      September 30,    September 30,    % change    December 31,
(at current exchange rates)             2003            2004                          2003
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
Gross premiums written                       3,038            1,978         -35%         3,691
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Net earned premiums                          3,033            1,958         -35%         3,697
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Consolidated net income                      (349)             54.3           nm         (314)
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Net technical reserves                      10,750            9,727        -9.5%         9,766
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Investments (marked to market)               9,535           10,013          +5%         8,778
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Consolidated shareholders' equity              629            1,372        +118%           619
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Adjusted shareholders' equity                  794            1,463         +84%           704
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In EUR
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Earnings per share*                         (2.56)             0.07        nm           (2.31)
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Book value per share*                         4.62             1.69        nm             4.55
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

* 136 million shares in September and December 2003 and 819 million shares in September 2004 nm:  not meaningful

                                        *
                                    *       *


At the end of the Board meeting, Denis Kessler, Chairman and Chief Executive Officer, stated:
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"The  results  for the first nine  months of 2004  confirm the quality of SCOR's underwritings in Life as well as in Non-Life reinsurance. The relative cost for the Group of the serious climatic events in the United States, the Caribbean and in Asia, shows the risk control of recent underwritings, most notably in the United States. The Group undertakes this renewal period with confidence, notably for Non-Life treaties, thanks to the loyalty manifested by its clients. SCOR resolutely undertakes the implementation of the Moving Forward plan, which aims to restore a lasting profitability and an A-level of solvency to its clients."


2005 timetable
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2004 Annual Results                        March 24, 2005

Certain statements contained in this press release relating to SCOR's plans, strategies and beliefs are forward-looking in nature and are based on management's assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.